UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 000-50608

RHINO BIOTECH LIMITED

(Translation of registrant’s name into English)

294 Heywood House

Anguilla, British West Indies

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 1.01 Entry into a Material Definitive Agreement

Acquisition of Artesian Valley Farm, LLC. As of September 3, 2021, Eurasia Energy Ltd., a company formed under the laws of Anguilla and now known as Rhino Biotech Limited (the “Company”), entered into a Membership Interest Purchase Agreement (the “Artesian Agreement”) with Artesian Valley Farm, LLC, a limited liability company formed under the laws of the State of Colorado (“Artesian”), and Ronnie D. Guffey, the sole member of Artesian (“Guffey”), pursuant to which the Company purchased all of the outstanding membership interests of Artesian from Guffey. The consideration for such transaction was an aggregate of $17,900,000 and consisted of:

●	a promissory note in the amount of $500,000 (the “First Artesian Note”);

●	a secured promissory note in the amount of $2,900,000 (the “Second Artesian Note”); and

●	750,000,000 shares of the Company’s common stock, which were issued on November 3, 2021.

The First Artesian Note provides a maturity date of October 31, 2023 and an interest rate of 6% per annum.

The Second Artesian Note provides a maturity date of September 3, 2022 and an interest rate of 3% per annum.

The foregoing is only a brief description of the material terms of the Artesian Agreement, the First Artesian Note and the Second Artesian Note, which are attached hereto as Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3 and are incorporated herein by reference. The foregoing does not purport to be a complete description of the rights and obligations of the parties thereunder and such description is qualified in its entirety by reference to such exhibits.

Acquisition of JRD Ventures LLC. On September 3, 2021, the Company entered into a Contribution and Exchange Agreement (the “JRD Agreement”) with JRD Ventures LLC, a corporation formed under the laws of the State of Nevada (“JRD”), and Justin DeAngelis, the sole member of JRD (“DeAngelis”), pursuant to which DeAngelis contributed his interest in JRD to the Company in exchange for aggregate consideration of $2,100,000 which consisted of:

●	a promissory note in the amount of $399,000 (the “JRD Note”); and

●	85,050,000 shares of the Company’s common stock, which were issued on November 3, 2021.

The JRD Note provides a maturity date of July 29, 2022 and an interest rate of 12% per annum.

The foregoing is only a brief description of the material terms of the JRD Agreement and the JRD Note, which are attached hereto as Exhibit 10.4 and Exhibit 10.5 and are incorporated herein by reference. The foregoing does not purport to be a complete description of the rights and obligations of the parties thereunder and such description is qualified in its entirety by reference to such exhibits.

Acquisition of Rhino Biotech Limited. On September 3, 2021, the Company entered into a Membership Interest Purchase Agreement (the “Rhino Agreement”) with Rhino Biotech, Inc., an Ohio corporation (“Rhino-Ohio”), and the shareholders of Rhino-Ohio (the “R-O Shareholders”) pursuant to which the Company purchased all of the outstanding common stock of Rhino-Ohio from the R-O Shareholders. As consideration for the purchase, the Company paid the R-O Shareholders an aggregate of 500,000,000 shares of the Company’s common stock, $0.001 par value per share. Such shares were issued on November 3, 2021.

The foregoing is only a brief description of the material terms of the Rhino Agreement, which is attached hereto as Exhibit 10.6 and is incorporated herein by reference. The foregoing does not purport to be a complete description of the rights and obligations of the parties thereunder and such description is qualified in its entirety by reference to such exhibit.

Execution of Lease

On September 3, 2021, the Company entered into a Lease Agreement (the “Lease”) with The Lower Ranch LLC, a Colorado limited liability company (“LR”). Pursuant to the Lease, LR agreed to lease buildings comprising approximately 27,000 square feet in Durango, Colorado to the Company. The Lease has a term of ten years beginning on December 1, 2021. Monthly rent payments equal $175,000 and are payable in advance. The Company is responsible for the payment of utilities, maintenance and insurance throughout the term of the Lease.

The foregoing is only a brief description of the material terms of the Lease, which is attached hereto as Exhibit 10.7 and is incorporated herein by reference. The foregoing does not purport to be a complete description of the rights and obligations of the parties thereunder and such description is qualified in its entirety by reference to such exhibit.

Item 2.01 Completion of Acquisition or Disposition of Assets

The information set forth under the heading “Item 1.01 - Entry into a Material Definitive Agreement” of this Current Report on Form 6-K is incorporated by reference in this item.

Item 3.02 Unregistered Sales of Equity Securities

The information set forth under the heading “Item 1.01 - Entry into a Material Definitive Agreement” of this Current Report on Form 6-K is incorporated by reference in this item.

Item 5.01 Changes in Control of Registrant

The information set forth under the heading “Item 1.01 - Entry into a Material Definitive Agreement” of this Current Report on Form 6-K is incorporated by reference in this item.

Item 8.01 Other Events

On February 17, 2022, at the request of the Company, the Financial Industry Regulatory Authority amended the Company’s ticker symbol on the OTC Bulletin Board from “EUENF” to “RBRXF.”

Item 9.01 Financial Statements and Exhibits

10.1	Membership Interest Purchase Agreement, dated as of September 3, 2021, by and between Eurasia Energy Ltd. and Ronnie D. Guffey.

10.2	Promissory Note ($500,000), dated October 31, 2021, by Eurasia Energy Ltd. to Ronnie D. Guffey.

10.3	Promissory Note ($2,900,000), dated October 31, 2021, by Eurasia Energy Ltd. to Ronnie D. Guffey.

10.4	Contribution and Exchange Agreement, dated as of September 3, 2021, by and between Eurasia Energy Ltd., Justin DeAngelis and JRD Ventures LLC.

10.5	Promissory Note ($399,000), dated October 31, 2021, by Eurasia Energy Ltd. to Justin DeAngelis.

10.6	Share Purchase Agreement, dated as of September 3, 2021, by and between Eurasia Energy Ltd., Rhino Biotech, Inc. and the shareholders of Rhino Biotech, Inc.

10.7	Lease Agreement, dated September 3, 2021, by and between Eurasia Energy Ltd. and The Lower Ranch, LLC.

[Signature page to follow]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RHINO BIOTECH LIMITED

Dated: March 11, 2022	/s/ Marilyn Giulia Roosevelt
Marilyn Giulia Roosevelt
Director

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